Cotiviti Holdings, Inc.

115 Perimeter Center Place, Suite 700

Atlanta, GA  30346

(770) 379-2800

December 8, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Mara L. Ransom
Assistant Director
Office of Consumer Products

Re:                             Cotiviti Holdings, Inc.
                                                Request to Withdraw Registration Statement on Form S-1 (File No. 333-214685)

Dear Ms. Ransom:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Cotiviti Holdings, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-214685), together with all exhibits thereto, initially filed with the Commission on November 17, 2016 (the “Registration Statement”), as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was declared effective by the Commission on November 30, 2016. The Company is withdrawing the Registration Statement because the selling stockholders have decided not to proceed with an offering at this time. No securities have been or will be sold pursuant to the Registration Statement or the prospectus contained therein.

The Company respectfully requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

The Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax or email a copy of the order to the Company’s counsel, Alexander D. Lynch of Weil, Gotshal & Manges LLP, at (212) 310-8007 or alex.lynch@weil.com. If you have any questions regarding this letter, please contact Alexander D. Lynch at (212) 310-8971.

Sincerely,

/s/ Jonathan Olefson
Jonathan Olefson
Senior Vice President, General Counsel and Secretary